Exhibit 17.1

Spine Injury Solutions, Inc.

To the Board of Directors of Spine Injury Solutions, Inc.:

I, William F. Donovan, M.D., hereby resign as Chief Executive Officer of Spine Injury Solutions, Inc. (the “Company”), effective upon the execution of the Share Exchange Agreement between the Company and Bitech Mining Corporation, a Wyoming corporation (“Bitech”), and the stockholders of Bitech, dated on or around the date hereof (the “Exchange Agreement”). As a result of my resignation, effective immediately upon the execution of the Exchange Agreement by the parties thereof, I will no longer hold any officer position whatsoever with the Company. My resignation is not the result of any disagreement with the Company on any matter relating to its operation, policies (including accounting or financial policies) or practices.

Dated: March 31, 2022

Very truly yours,

/s/ William F. Donovan, M.D.
William F. Donovan, M.D